Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Agreement to Sell the Guanajuato Mine Complex and Topia Mine in Mexico

A strategic transaction that is the next step towards becoming a gold company focused on maximizing potential of the Tucano Gold Mine and pursuing further growth in Brazil

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, June 29, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growth-oriented precious metals producer focused on the Americas, announces that it has entered into a Share Purchase Agreement (the “Agreement”) with Guanajuato Silver Company Ltd. (“GSilver”) to sell 100% of the Company’s Mexican subsidiary Minera Mexicana El Rosario S.A. de C.V. (“MMR”), which holds the Guanajuato Mine Complex (the “GMC”), the Topia mine, and the El Horcón and Santa Rosa projects, all located in Mexico.

“This is a strategic transaction that places the GMC and Topia mines in the hands of an operator who is well positioned to unlock additional value from the assets and maintain a strong commitment to employees and local stakeholders,” stated Alan Hair, Chair and Interim CEO. “Furthermore, GSilver’s processing and tailings facilities in the district provide the platform for a near-term re-start of operations at the GMC.

"The sale of the Company’s silver mines in Mexico will allow us to focus on maximizing the full potential of the Tucano Gold Mine in Brazil and complete the pivot to gold started by the Company in 2019. Our capital allocation priorities are focused on Tucano as this is where we see the greatest value creation potential for our stakeholders. We expect Tucano to return to steady-state production in the second half of the year and intend to continue investing into unlocking value both from the underground as well as the regional potential of the district. Our long-term objective is to grow further in Brazil. Divesting the Mexican silver assets best positions the Company to achieve these goals."

Under the terms of the Agreement, GSilver will purchase MMR for a total upfront consideration of US$14,700,000 million plus up to US$2 million in additional payments, payable as follows:

•	US$8,000,000 cash payable on closing
•	A total of 25,787,200 common shares of GSilver valued at approximately US$6,700,000 based on current trading prices
•	US$500,000 upon producing 2.5 million ounces of silver from the GMC and Topia
•	US$750,000 upon the price of silver closing at or above US$27.50 per ounce over a 30-day period in the two years following the Agreement

•	US$750,000 upon the price of silver closing at or above US$30.00 per ounce over a 30-day period in the two years following the Agreement

In conjunction with closing, MMR will repay the balance outstanding of the Samsung lead concentrate prepayment facility, and accordingly Samsung will release the pledge of MMR shares associated with this facility. Great Panther has engaged GenCap Mining Advisory Ltd. as its sole financial advisor and McCarthy Tétrault LLP and RB Mexico Law-Abogados as its legal advisors in connection with the Agreement. Closing of the Agreement, expected in the third quarter of 2022, is subject to satisfaction of certain conditions including receipt of all requisite third-party and regulatory approvals.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s ability to maximize the full potential of the Tucano Gold Mine in Brazil, (ii) GSilver’s ability to maximize the potential of the GMC and Topia mine and to re-start operations at the GMC in the near-term, (iii) the consummation and timing of the Agreement, (iv) the satisfaction of the conditions precedent to the Agreement (v) the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance once the Agreement closes, (vi) the success of future mine and operational planning and the Company's ability to unlock the underground and regional potential at Tucano, and (vii) the Company's ability to grow as a result of exploration or from accretive acquisition opportunities in South America.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory risks and uncertainties, including risks described in respect of Great Panther in its most recent annual information form and management's discussion and analysis filed with the Canadian Securities Administrators and available at www.sedar.com and its most recent annual report on Form 40-F and management's discussion and analysis on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov ..

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	3